Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164777

CLARION PARTNERS PROPERTY TRUST INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 9, 2012

TO THE PROSPECTUS DATED APRIL 23, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2012, as supplemented by Supplement No. 1 dated May 11, 2012, Supplement No. 2 dated August 10, 2012 and Supplement No. 3 dated October 23, 2012, relating to our continuous public offering of up to $2,250,000,000 in shares of our common stock. Terms used in this Supplement No. 4 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:

•                  the status of our public offering;

•                  our acquisition of a property in Darien, Connecticut;

•                  the declaration of distributions;

•                  an expense support agreement with our sponsor; and

•                  changes to our valuation guidelines.

Status of Our Public Offering

On May 16, 2011, we commenced our initial public offering of up to $2,250,000,000 in shares of any combination of our Class A and Class W common stock, consisting of $2,000,000,000 in shares in our primary offering and up to $250,000,000 in shares pursuant to our distribution reinvestment plan. Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow until the earlier of (i) November 12, 2012 or (ii) the date we receive purchase orders from our public offering for an amount that, when combined with the proceeds from private placements of shares of our common stock, equals at least $10,000,000, excluding purchase orders received from Pennsylvania and Tennessee investors, and our board of directors authorizes the release of the offering proceeds from the escrow account. On October 17, 2012, a wholly owned subsidiary of our sponsor purchased $10,200,000 of Class W shares of our common stock in a private placement. On November 1, 2012, following the authorization of our board of directors, our escrow agent released all of the public offering proceeds in the escrow account (other than proceeds from Pennsylvania and Tennessee investors), or $1,460,713.

We are structured as a perpetual-life, non-listed REIT, which means that subject to regulatory approval of our filing for additional offerings and qualification as a REIT for U.S. federal income tax purposes, we intend to effectively conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 of the Securities Act.

Acquisition of a Property in Darien, Connecticut

On October 31, 2012, we, through CPPT Darien LLC, or CPPT Darien, a wholly owned subsidiary of our operating partnership, acquired a fee simple interest in a medical office building located in Darien, Connecticut, which we refer to as the Darien property, from an unaffiliated seller. The purchase price for the Darien property was approximately $7.2 million in cash, exclusive of closing costs.

Description of the Property

The Darien property is an 18,754 square foot, two-story medical office building located on a 1.27-acre site within close proximity to Interstate 95 and the downtown shopping district of Darien. The Darien property was constructed in 1997 with a steel frame and brick façade and expanded by approximately 9,300 square feet in 2008. The property benefits from favorable competitive conditions, including high barriers to entry due to strict zoning laws in Darien and a limited local supply of similar properties.

The Darien property is 100% leased to Stamford Health System, Inc., or Stamford Health, a not-for-profit provider of comprehensive healthcare services, pursuant to a non-cancelable, triple-net lease that expires on November 30, 2023. Stamford Health has leased 100% of the property since 1997. Pursuant to the terms of the lease, Stamford Health is responsible for the payment of base rent and all of the property’s operating expenses. As of October 31, 2012, the base rent per year was $459,473, or approximately $24.50 per square foot. In 2013 and in 2018, the tenant’s base rent will adjust based on changes in the consumer price index. The lease is subject to one optional renewal period of five years. During the renewal period, the base rent would be the greater of the base rent as of November 30, 2023 or 95% of the fair market value rents for the property or a substantially similar property located in Darien. Due to the nature of the triple-net lease, we do not anticipate incurring any significant capital expenditures. In addition, we do not anticipate engaging a property manager because Stamford Health has engaged a third party to manage the property. We believe the Darien property is suitable for its intended purpose and adequately covered by insurance.

For federal income tax purposes, the aggregate depreciable basis in the Darien property was approximately $5.76 million as of October 31, 2012. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 10-year recovery period using the straight-line method.

Financing of the Property

In connection with our acquisition of the Darien property, CPPT Darien entered into a $3,960,000 mortgage loan, or the loan, with Sovereign Bank, N.A., or Sovereign. The loan matures on October 31, 2017 and, subject to certain conditions, may be extended for up to two years.

The loan is an interest-only loan that bears interest at a variable per annum rate equal to the adjusted British Bankers Association LIBOR Rate plus 230 basis points, payable monthly. On October 31, 2012, CPPT Darien entered into an interest rate swap agreement with Sovereign with respect to the full principal amount of the loan. The swap effectively hedges the interest payment under the loan to a fixed rate of 3.31% per annum. We may prepay the loan at any time without premium or penalty, and Sovereign may accelerate the loan upon the occurrence of customary events of loan default.

The loan is secured by (i) a first mortgage on the Darien property and all other assets of CPPT Darien and (ii) first priority collateral assignments of rents and other contracts with respect to the Darien property. The loan is non-recourse to CPPT Darien and our company, except for customary environmental indemnification carve-outs. In addition, we provided a guaranty for customary recourse obligations for any loss, damage or liability suffered by Sovereign that arises from certain intentional acts committed by CPPT Darien such as, for example, fraud and intentional misrepresentations.

Declaration of Distributions

On October 31, 2012, our board of directors authorized and declared cash distributions for the period commencing on November 1, 2012 and ending on December 31, 2012, or the distribution period, for each share of Class A and Class W common stock outstanding as of December 28, 2012. Both distributions will be paid on January 2, 2013. Holders of Class W shares will receive an amount equal to $0.09167 per share, and holders of Class A shares will receive an amount equal to $0.09167 per share less an amount calculated at the end of the distribution period equal to the class-specific expenses incurred during the distribution period that are allocable to each Class A share.

Expense Support Agreement with Our Sponsor

On November 5, 2012, we entered into an expense support agreement with our sponsor, pursuant to which, commencing with the partial quarter ending December 31, 2012 and on a quarterly basis thereafter, our sponsor may reimburse us for, or pay on our behalf, all or a portion of our operating, organization and offering expenses for any calendar quarter, which we refer to as expense payments. In the event that our sponsor makes any expense payments, we will have no obligation to reimburse our sponsor for those payments unless and until we raise at least $350,000,000 in aggregate gross proceeds from this offering. If and when we raise $350,000,000, we will be required to pay $250,000 per quarter thereafter to our sponsor until all expense payments have been reimbursed to our sponsor.

The expense support agreement is effective until December 31, 2012 and will be automatically renewed on a quarterly basis thereafter, unless terminated pursuant to its terms. We or our sponsor may terminate the agreement at any time, without penalty, upon 30 days’ notice. If our sponsor terminates the agreement, we will have no obligation to reimburse our sponsor for any expense payments for any period not already due as of the termination date. If we terminate the agreement, within 30 days after such termination, we must reimburse our sponsor for all expense payments which have not been previously reimbursed by us. At our discretion, such reimbursement may be in the form of cash, other immediately available funds, a non-interest bearing promissory note with equal monthly principal payments over a term of no more than five years, or any combination thereof.

Changes to Our Valuation Guidelines

In connection with our execution of the expense support agreement, our board of directors approved an amendment to our valuation guidelines. The valuation guidelines, as amended, provide that for purposes of calculating our NAV, during any particular quarter, we will not accrue any operating, organization or offering expenses that are paid or reimbursed, or expected to be paid or reimbursed, by our sponsor for such quarter until we become obligated to reimburse our sponsor for such amounts, if ever.